
August 8, 2012

<u>Via Email</u>
Kimberly A. Dang
Chief Financial Officer
El Paso Pipeline Partners, L.P.
500 Dallas Street, Suite 1000
Houston, Texas 77002

>   **Re: El Paso Pipeline Partners, L.P.**
>   **Form 10-K for the year ended December 31, 2011**
>   **Filed February 27, 2012**
>   **Form 10-Q for the quarter ended June 30, 2012**
>   **Filed August 3, 2012**
>   **Form 8-K filed July 18, 2012**
>   **File No. 001-33825**
>   **Colorado Interstate Gas Company, L.L.C.**
>   **Form 10-K for the year ended December 31, 2011**
>   **Filed February 27, 2012**
>   **File No. 001-04874**

Dear Ms. Dang:

We have reviewed your response dated July 27, 2012 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

El Paso Pipeline Partners, L.P.

Form 10-K for the year ended December 31, 2011

Item 8. Financial Statements and Supplementary Data, page 48

Notes to the Consolidated Financial Statements, page 57

1. Basis of Presentation and Significant Accounting Policies, page 57

Organization, page 57

1. We note your response to comment 1 from our letter dated July 17, 2012. This response appears to identify the CODM and management approach of Kinder Morgan, Inc. as opposed to El Paso Pipeline Partners, LP. Please explain to us who represents the CODM of El Paso Pipeline Partners, LP, the information and reports regularly provided to the CODM and the information used by the CODM to allocate resources and assess performance within El Paso Pipeline Partners, LP.

Form 10-Q for the quarter ended June 30, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Results of Operations, page 17

2. We note your use of the non-GAAP measure earnings before depreciation and amortization (EBDA), which excludes, among other items, general and administrative expenses. It appears that general and administrative expenses are normal, recurring operating cash expenditures of the company. Please explain to us why management excludes G&A expenses from this measure and why exclusion of these costs provides useful information to investors. Also disclose the nature of the items included within this adjustment.

Distributable Cash Flow, page 19

3. We note your presentation of a non-GAAP financial measure called distributable cash flow (DCF) that you identify as a performance measure and reconcile to net income. In previous filings, however, you reconciled DCF to both net income and cash flow from operations. We also note your statements that DCF provides important information regarding your cash distribution capability. Please tell us why you appear to no longer believe this measure is a liquidity measure.

Form 8-K filed July 18, 2012

4. We note your presentation of Earnings before DD&A and certain items and EBITDA on the Preliminary Abbreviated Consolidated Balance Sheet as of June 30, 2012 and December 31, 2011. Please clarify the periods for which these measures are presented. Please also provide reconciliations to comparable measures calculated in accordance with GAAP.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding the comments. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief